UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SEP 25 2003

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Energy East Corporation
Exact Name of registrant as specified in charter

0001046861
Registrant CIK Number

03033377

Form U-1/A
Electronic report, schedule or registration statement of which the document are a part (give period of report)

70-10119
SEC file number, if available

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2003

Energy East Corporation

By: Robert E. Rude
Robert E. Rude
Vice President & Controller

Exhibit Index

Exhibit

EEMC & Shared Services HR Organization 01/01/04

EEMC HR Policy & Strategy

EEMC HR Responsibilities
- Compensation and Benefits Policy & Design
- Labor Relations Policy
- Recruiting/Hiring Policy & Design
- Training Policy & Design
- EEO/Affirmation Action Policy & Design
- Succession Planning Administration & Design
- Executive Compensation

- One VP
- Four Professionals



Shared Services HR
Recruitment and Personnel Development
Organization & Position Management
Personnel Administration (Master Data)
Time Management & Payroll

Employee Relations Responsibilities
- EEO / AAP Reporting
- Professional Recruitment
- Professional Training/Development
- Compliance Training/Development
- FTE Budget Tracking
- FMLA Administration
- Management Reports

Administrative Responsibilities
- Add new employee
- Close terminated employee
- Change employee data
- Employee demographics
- Education tracking
- Retiree master data, etc.
- Maintain Personnel Folders
- Employee Data reports
- Org Management
- Position Management
- Update SAP Benefit Elections

Payroll & Time Mgmt Responsibilities
- Tax reporting
- Garnishments
- Union Contract Work Rules/Pricing
- Entitlements
- Time entry coordination
- Payroll processing
- Deductions
- Manual checks
- Work schedules
- Time Evaluation

Utility Company HR Organization - 01/01/04


NY Generation Director (RGE Only)
Advisors Human Resources
Director (RGE & NYSEG)
Administrative Assistant
Lead Advisors Labor Relations
Manager Human Resources
Lead Advisors Human Resources
Managing Director (CMP)
Administrative Assistant
Lead Advisors Human Resources
Director SCG/CNG/BGC
Administrative Assistant
Lead Advisors Labor Relations
Lead Advisors Human Resources

HR Responsibilities at the Utility Level
- FMLA Administration Assistance
- New Hire Assistance
- Retirement Processing
- Termination Processing
- Compliance Training Rollout
- Employee Complaints (EEO, Harassment, Other)
- Compensation Implementation
- OFCCP Audits
- Education tracking

IT Shared Services Organizational Structure
Draft - May 1, 2003


VP - Information Technology
Analyst - Performance
Administrative Assistant
Manager - Operations / Prod Control
Manager - Operations
Manager - Production Control
Director - Technical Services
Manager - Database
Manager - MF Sys. SW
Manager - Dstr Sys SW
Manager Md'ware-Web
Manager - Storage
Manager - Bill Print
Director - Network Services
Manager - NOC
Manager - Network Comm
Manager - Network Sec
Manager - Communications
Director - IT Support Services
Manager - IT Business
Manager - Customer Support
Lead Analyst - Outsource Management
Manager - Planning & Arch
Manager - Risk
Director - Applications
Manager - Applications Augusta
Manager - Applications Rochester
Manager - Applications Binghamton
Manager - Applications CT/MA

Supply Chain Services

Effective May 1, 2003



Individual Is Supply Chain Organization (Shared Services) employee
Individual Is an OPCO employee reporting to a supervisor in the Supply Chain Organization (Shared Services).
Vice President Supply Chain Services
Administrative Assistant
Director Procurement Services
Manager Supply Chain Support Services
Director Fleet Services
Director Materials Management
SAP Systems Analyst Level 3
Auditor Level 3
Perf. Mgmt Analyst
Administrative Analyst
Manager Strategic Sourcing Level 3
Manager Transactional Purchasing Level 3
Strategic Sourcing Senior Team Member Level 4
Strategic Sourcing Team Member Level 4
Trans. Purchasing Senior Team Member Level 4
Trans. Purchasing Team Member Level 4
Data Entry Clerks @ NYSEG
Fleet Analyst
Manager Fleet Services - NY West East
Manager Fleet & Stores Operations - ME*
Manager Fleet & Stores Operations - CT*
Garage Supervisors Fleet Operations NY Region
Garage Supervisors Fleet Operations ME Region
Team Leader Stores Operations ME Region
Garage Supervisors Fleet Operations CT/MA Region
Team Leader Stores Operations CT/MA Region
Fleet Mechanic
Fleet Mechanic
Warehousemen
Fleet Mechanic
Warehousemen
Parts Clerk
Parts Clerk
SR Planner Level 3
Planner Level 3
Traffic Analyst Level 3
Investment Recovery Level 3
Manager Store Oper. - NY
Team Leader Stores Operations NY Region
Warehouseman
*These two (2) managers operate in both Fleet & Stores Operations for Connecticut and Maine

Exhibit C

STATE OF MAINE
PUBLIC UTILITIES COMMISSION

Docket No. 2003-321

July 24, 2003

CENTRAL MAINE POWER COMPANY
Request for Approval of Reorganization and of Affiliated Interest Transactions to Create Energy East Shared Services Corporation

ORDER APPROVING STIPULATION

WELCH, Chairman; DIAMOND and REISHUS, Commissioners[1]

I. SUMMARY

On May 2, 2003, Central Maine Power Company (CMP), Maine Natural Gas Corporation (Maine Gas), MaineCom Services (MaineCom), Maine Electric Power Company (MEPCO), NORVARCO and Chester SVC Partnership (Chester) (Collectively referred to as the Applicants or Utility Subsidiaries) filed an application for Approval of Reorganization and Affiliate Transaction (Application). The Application requests approval of the creation of Energy East Shared Services Corporation (Shared Services) to furnish services formerly performed by the Applicants and for the approval of an agreement to provide such services under a service agreement to be entered into between Applicants and Shared Services. The Applicants anticipate that the services to be provided by Shared Services will include accounting, treasury services, regulatory services, legal services, customer services, information technology and engineering services.

In this Order we approve a Stipulation entered into between Central Maine Power Company (CMP or Company), the Office of the Public Advocate (OPA) and the Industrial Energy Consumer Group (IECG) and, thus, approve the Applicants request for reorganization approval to create Energy East Shared Services Corporation (Shared Services) along with the Applicants Request for Affiliated Transaction Approval.

II. BACKGROUND

By way of its request, the Applicants seek approval to create Shared Services which will be a wholly owned subsidiary of Energy East Corporation (Energy East), which is the parent company of the Applicants.

Shared Services will provide, at the request of the Utility Subsidiaries, a variety of administrative and operations services to achieve economies of scale and best

[1] Commissioner Reishus did not participate in this decision as she joined the Commission after the deliberations on this matter. Former Commissioner Nugent was still on with the Commission at the time this matter was deliberated but was not present at the deliberative session.

practices. Specifically, the following services may be offered by Shared Services to the Applicants:

- accounting services including customary accounting services at the Utility Subsidiary level. These activities include the maintenance of the books and
- treasury services;
- accounts payable services;
- human resources services;
- payroll services;
- records retention services;
- regulatory services including responsibility for coordination of the Utility Subsidiaries' rates and regulatory economics departments including rate-related compliance matters;
- legal services including legal support for all Utility Subsidiaries, including managing litigation, contract review and negotiation, and participating in state and federal regulatory proceedings;
- transmission and energy supply services including the coordination of electric and/or gas transmission, storage and supply functions for the Utility Subsidiary companies;
- information technology services including centralized information technology services for the Utility Subsidiaries, such as data center operations, information system networking and telecommunications systems operations and maintenance, software applications development and maintenance, technology development, end user support, and printing and mailing of utility customer bills;
- supply chain services including centralized purchasing services such as procurement of materials and supplies, fleet services, contract administration and materials management for the Utility Subsidiaries;
- engineering services, including centralized customary engineering services for Energy East system companies, including design engineering, general engineering, construction engineering and Geographic Information System ("GIS") technology development, meter services and testing, and operations; and

- customer services, including responsibility for providing call center operations, which would include responding to the client entity's customer calls, customer billing, accounts receivable, credit and collections services, customer satisfaction monitoring and management of low income programs.

The creation of Shares Services constitutes a utility reorganization requiring Commission approval under 35-A M.R.S.A. § 708. In addition, the agreement between Applicants and Shared Services constitutes an affiliated interest transaction requiring Commission approval under 35-A M.R.S.A. § 707.

On May 15, 2003, the Commission issued a Notice of Proceeding which provided interested persons with an opportunity to intervene in this matter. The OPA and the IECG filed timely petitions to intervene. In addition, Bangor Hydro-Electric Company (BHE) filed a request to be added as an "interested person- receiving all filings." The petitions and requests of the OPA, the IECG and BHE were all granted without objection.

A technical conference on the Applicant's filing was held on June 13, 2003. Following the technical conference, settlement conferences were held which involved all parties in the case as well as the Commission's Advisory Staff. On June 24, 2003, we received a Stipulation entered into between the Applicants, the OPA and the IECG which, if approved, would resolve all issues in this matter.

III. DESCRIPTION OF THE STIPULATION

The parties to the Stipulation propose that the Applicants request to create Shared Services to perform the activities or services described above be approved. Shared Services activities would be conducted in accordance with a service agreement similar to the "Form of Service Agreement" and cost allocation manual approved previously by the Commission in *Central Maine Power Company, et. al., Request for Approval of Affiliated Interest Transaction for Two Service Agreements with Energy East Management Corporation,* Docket No. 2001-178, Order Approving Stipulation (July 10, 2001). The Applicants agree that the final "Form of Service Agreement" and cost allocation manual will be submitted in compliance with this requirement before they are to become effective.

In Docket No. 2001-178, the Commission agreed to waive the requirement that the corporate support services described in Section II above, be provided at market rates and authorized that such services, at that time contemplated to be supplied to the utility by Energy East Management, be charged based on a fully distributed cost methodology reviewed by the Securities and Exchange Commission (SEC). The waiver permitted Energy East management to bill Applicants no more than $7 million during any calendar year. If Applicants desire to increase the amount to no more than $10 million, they are required to make a notice filing with the Commission which would become automatically effective unless either of the parties to that proceeding, the OPA, the IECG or the Commission's Staff filed an objection to such request. To increase the waiver amount above $10 million the Applicants must file a request for approval with the Commission. The Commission is to act upon such a request within 120 days of the date of filing.

The parties to the Stipulation agree to increase the waiver thresholds established in Docket No 2001-178 to $10 million and $14 million respectively. The parties agree that all other provisions of the Stipulation in Docket No. 2001-178 are incorporated by reference unless otherwise in conflict with a provision of the Stipulation in this case.

Finally, the parties agree that before Shared Services performs the Customer Services functions described above that the Applicants will make a notice filing with the Commission. The services shall automatically become effective unless, within 30 days of such filing, a party to this proceeding or the Commission Staff files an objection described in this paragraph within 60 days of the filing. The commission may, however, suspend the effective date of the arrangement for an additional 60 days if necessary to enable the Commission to complete its review of the arrangement.

IV. DECISION

As we have now stated on many occasions, to accept a stipulation the Commission must find:

1. the parties joining the stipulation represent a sufficiently broad spectrum of interests that the Commission can be sure that there is no appearance or reality of disenfranchisement;

2. the process that led to the stipulation was fair to all parties; and

3. the stipulated result is reasonable and is not contrary to legislative mandates.

See Central Maine Power Company, Proposed Increase in Rates, Docket No. 92-345(II), Detailed Opinion and Subsidiary Findings (Me. P.U.C. Jan. 10, 1995), and *Maine Public Service Company, Proposed Increase in Rates (Rate Design),* Docket No. 95-052, Order (Me. P.U.C. June 26, 1996).

We have also recognized that we have an obligation to ensure that the overall stipulated result is in the public interest. *See Northern Utilities, Inc., Proposed Environmental Response Cost Recovery,* Docket No. 96-678, Order Approving Stipulation (Me. P.U.C. April 28, 1997). We find that the proposed Stipulation in this case meets these criteria.

CMP, the OPA and the IECG have agreed to the Stipulation. These entities, representing often opposite views in the ratemaking process, constitute a sufficiently broad spectrum of interests to satisfy the first criterion. See *Public Utilities Commission,*

Investigation of stranded Cost Recovery, Transmission and Distribution Utility Revenue Requirements and Rate Design of Bangor Hydro-Electric Company (Phase II), Docket No. 99-185, Order Approving Stipulation (Maine Public Service Company) at 3 (Aug. 11, 2000).

Based on the record before us, we also find that the process that led to this Stipulation was fair and open. We, therefore, conclude that the second criterion for approval has been satisfied.

Finally, we find that the Stipulation provides CMP, and the other Applicants, with an opportunity to pursue corporate objectives and economic efficiencies while at the same time ensuring that utility subsidiaries' core ratepayers are protected. In our Order Approving Stipulation in Docket No. 2001-178, we noted:

> More importantly CMP, by far the largest of Applicants in terms of costs and revenues, is now operating under the ARP 2000 rate plan approved by the Commission in *Central Maine Power Company, Request for Approval of Alternative Rate Plan (Post-Merger) "ARP 2000,"* Docket No. 99-666, Order Approving Stipulation (Nov. 16, 2000). Under ARP 2000, CMP's rates as a general matter will be based on an external index (inflation – productivity) for the next six and one-half years. Thus, not only are CMP's affiliate transaction costs irrelevant to the rates set under the general index but more importantly CMP has a direct incentive to find the most efficient and cost-minimizing way to provide service as opposed to the incentive presented by traditional cost-plus regulation to shift costs among affiliates in ways which maximize recovery from the utility's ratepayers. To the extent that rates may actually be influenced by the affiliate transaction costs under the proposed agreements, the stipulation requires the utility to either provide market prices for services or a specific explanation why market prices cannot be provided.

The Stipulation in Docket No. 2001-178 which has been incorporated by reference into the stipulation before the Commission further provides:

> For ratemaking purposes, each of the applicants will provide appropriate market information (which shall mean market rates for such services or, of the applicants conclude that no market rates are available, the explanation supporting the unavailability of market rates) to demonstrate that the costs billed under these agreements are just and reasonable. Such market information shall only be required if and to the extent that an applicant is seeking (or another party is

> requesting) a rate change (whether in a general rate proceeding, pursuant to a bottom-end earnings sharing mechanism, or as a result of a mandated cost) that includes costs billed under the agreements approved herein. In such a proceeding seeking a rate change, any other party is free to contest the reasonableness of the costs incurred under the agreements approved herein and the applicant seeking to include such costs in its rate change shall have the burden of proof as to the reasonableness of such costs.

Stipulation, ¶ 5(b). Thus, we conclude that the result of the Stipulation is reasonable, not contrary to legislative mandate and consistent with the public interest.

Accordingly, we

ORDER

1. That the stipulation filed by the Applicants, the Office of the Public Advocate and the IECG on June 24, 2003 in this matter, a copy of which is attached and incorporated into this Order, is approved;

2. That the Applicants shall file the Affiliate Transaction Agreements and the modified cost manual as set forth in the Stipulation in compliance with this Order;

3. That approval of this compliance filing is delegated to the Director of the Commission's Finance Division; and

4. That pursuant to the requirements of 35-A M.R.S.A. § 707(D), approval of the Affiliated Transaction Agreements, does not limit or restrict the powers of the Commission in setting rates under the provisions of Title 35-A.

Dated at Augusta, Maine, this 24th day of July, 2003.

BY ORDER OF THE COMMISSION

Dennis L. Keschl

Dennis L. Keschl
Administrative Director

COMMISSIONERS VOTING FOR:	Welch Diamond
COMMISSIONERS ABSENT:	Nugent

NOTICE OF RIGHTS TO REVIEW OR APPEAL

5 M.R.S.A. § 9061 requires the Public Utilities Commission to give each party to an adjudicatory proceeding written notice of the party's rights to review or appeal of its decision made at the conclusion of the adjudicatory proceeding. The methods of review or appeal of PUC decisions at the conclusion of an adjudicatory proceeding are as follows:

1. Reconstruction of the Commission's Order may be requested under Section 1004 of the Commission's Rules of Practice and Procedure (65-407 C.M.R.110) within 20 days of the date of the Order by filing a petition with the Commission stating the grounds upon which reconsideration is sought.

2. Appeal of a final decision of the Commission may be taken to the Law Court by filing, within 30 days of the date of the Order, a Notice of Appeal with the Administrative Director of the Commission, pursuant to 35-A M.R.S.A. § 1320(1)-(4) and the Maine Rules of Appellate Procedure.

3. Additional court review of constitutional issues or issues involving the justness or reasonableness of rates may be had by the filing of an appeal with the Law Court, pursuant to 35-A M.R.S.A. § 1320(5).

Note: The attachment of this Notice to a document does not indicate the Commission's view that the particular document may be subject to review or appeal. Similarly, the failure of the Commission to attach a copy of this Notice to a document does not indicate the Commission's view that the document is not subject to review or appeal.

STATE OF MAINE) Docket No. 2003-321
PUBLIC UTILITIES COMMISSION)

CENTRAL MAINE POWER COMPANY, MAINE NATURAL GAS, L.L.C., MAINECOM SERVICES, MAINE ELECTRIC POWER COMPANY, INC., NORVARCO, CHESTER SVC PARTNERSHIP, Application for Approval of Reorganization And Affiliate Transaction) June 24, 2003

The undersigned parties to the above-captioned proceeding ("Parties") hereby enter into this Stipulation to provide for approvals under Section 708 of Title 35-A M.R.S.A. of the reorganization resulting in the creation of Energy East Shared Services Corporation ("Shared Services") and under Section 707 of Title 35-A M.R.S.A. of the form of services agreement to furnish services formerly performed by the Applicants.

THE PARTIES TO THIS STIPULATION STIPULATE AND AGREE THAT:

1. On May 2, 2003, Central Maine Power Company ("CMP"), Maine Natural Gas, Corporation ("Maine Gas"), MaineCom Services ("MaineCom"), Maine Electric Power Company, Inc. ("MEPCO"), NORVARCO, and Chester SVC Partnership ("Chester") (collectively, "Applicants") filed a petition seeking Commission approval pursuant to 35-A M.R.S.A. § 708 for a reorganization resulting in the creation of shared services to furnish services formerly performed by the Applicants and approval for a form of service agreement by and between Applicants and Shared Services under 35-A M.R.S.A. § 707.

2. Subject to the modification described below and subject to the conditions set forth in paragraphs 3, 4, 5, 6, and 7 of this Stipulation, the parties agree that the application described in paragraph 1 should be granted and the form of agreement attached hereto as Exhibit A,

substantially the same as approved previously by the Commission in Docket No. 2001-178, satisfy the requirements of Sections 707 and 708 and should be approved.

3. Shared Services will be a wholly-owned direct subsidiary of Energy East, as a subsidiary service company in accordance with the Public Utility Holding Company Act of 1935 (PUHCA) and the Securities and Exchange Commission (SEC) rules promulgated thereunder. Shared Services will provide, at the request of the Utility Subsidiaries in the Energy East system, a variety of administrative and operations services to achieve economies of scale and best practices. Shared Services activities will be conducted in accordance with a Service Agreement similar to the Form of Service Agreements and cost allocation manual approved previously by the Commission in Docket No. 2001-178 and attached hereto as Exhibit A. The Applicants will make a compliance filing submitting the final form of service agreement and cost allocation manual before they are effective.

4. The following classes of services may be offered by Shared Services to the Applicants:

- Accounting Services including customary accounting services at the Utility Subsidiary level. These activities include the maintenance of the books and records, Utility Subsidiary annual capital and operating budget preparation (on a per company basis), analysis and interpretation of the companies' operating results, preparation of financial reports required for regulatory filings, preparation of reports to support corporate financial consolidation, fixed asset accounting and supervision of compliance with applicable laws and regulations;

- Treasury services including the coordination of activities relating to cash management, bank reconciliation and administering insurance programs, and tax services for the coordination of income, property and revenue tax compliance and tax accounting at the Utility Subsidiary level;

- Accounts payable services including the accurate and timely payment of invoices and employee expense reports, allocation of expenses to the proper general ledger accounts, production of annual reports to the IRS, maintenance of vendor information and source documents, processing checks and wire transfers, and performing bank reconciliations;

- Human Resources Services including supervision of compliance with legal requirements in the areas of employment, compensation, benefits and employee health, welfare, and safety and contract negotiation and relations management with labor unions; and recruiting, training, promotions, and employee performance management program;

- Payroll services including the supervision and coordination of the calculations, records and control requirements necessary to generate payment of employee salaries and wages and to maintain relevant employee information;

- Records retention services such as coordinating and maintaining a program for ensuring safe on- and off-site records retention in accordance with applicable regulations;

- Regulatory Services including responsibility for coordination of the Utility Subsidiaries' rates and regulatory economics departments including rate-related compliance matters;

- Legal Services including legal support for all of the Utility Subsidiaries, including managing litigation, contract review and negotiation, and participating in state and federal regulatory proceedings;

- Transmission and Energy Supply Services including the coordination of electric and/or gas transmission, storage, and supply functions for the Utility Subsidiary companies;

- Information Technology Services including centralized information technology services for the Utility Subsidiaries, such as Data Center Operations, Information System ("IS") Networking and Telecommunications systems operations and maintenance, software applications development and maintenance, technology development, end user support, and printing and mailing of utility customer bills;

- Supply Chain Services including centralized purchasing services such as procurement of materials and supplies, fleet services, contract administration and materials management for the Utility Subsidiaries;

- Customer Services, including responsibility for providing Call Center Operations, which would include responding to the client entity's customer calls, customer billing, accounts receivable, credit and collections services, customer satisfaction monitoring and management of low income programs;

- Engineering Services, including centralized customary engineering services for Energy East system companies, including design engineering, general engineering, construction engineering and Geographic Information System ("GIS") technology development, meter services and testing, and operations; and

- Other corporate support services that can be more economically and efficiently performed in a centralized manner.

5. The parties agree that before Shared Services performs Customer Services described in paragraph 4 above, Applicants will make a notice filing with the Commission and the services shall automatically become effective unless, within 30 days of such filing, a party to this proceeding or the Commission Staff files an objection which shall fully set forth the reasons for such objection. The Commission shall act upon any objection described in this paragraph within 60 days of the filing. The Commission may, however, suspend the effective date of the arrangement for an additional 60 days if necessary to enable the commission to complete its review of the arrangement.

6. In Docket No. 2001-178, the Commission granted a waiver from the requirements of Chapter 820 of the Commission's Rules and the waiver for services provided by Energy East Management Corporation was subject to certain annual dollar limits. The parties agree that good cause has been shown and that a waiver from the requirements of Chapter 820 should be granted pursuant to paragraph 9 of the Rule and that, in accordance with that waiver, all billings under the form of service agreement (*i.e.*, Exhibit A) approved in this proceeding will be under fully distributed cost methodology. This waiver shall permit Shared Services and Energy East Management Corporation to bill on a combined basis no more than $10 million to Applicants

during any twelve month calendar year and if, to the extent that Applicants seek to increase this amount to no more than $14 million, they shall make a notice filing with the Commission and the increase shall automatically become effective unless, within 30 days of such filing, a party to this proceeding or the Commission's Staff files an objection to the increase which shall fully set for the reasons for such objection. To increase the waiver amount above $14 million, the Applicants shall file a request with the Commission explaining the reasons for such increase. The Commission shall act upon any objection described in this paragraph within 60 days of the filing and shall act upon a request to increase the waiver amount above $14 million within 120 days of the filing.

7. Other. All provisions of the Docket No. 2001-178 settlement that are not in conflict with this Stipulation are incorporated into this Stipulation and remain in effect.

8. The execution of this Stipulation by any Party shall not constitute precedent as to any matter of law or fact nor, except as expressly provided herein, shall it foreclose any of the Parties from making any contention or exercising any right, including rights of appeal, in any other Commission proceeding or investigation, or any other trial or action.

9. The Parties intend that this Stipulation be considered by the Commission for adoption as an integrated solution to the issues addressed herein which arose in the above-captioned proceeding and as otherwise presented in this Stipulation. The parties also intend that this Stipulation shall be null and void, and not bind the parties in the above-captioned proceeding, in the event the Commission does not adopt this Stipulation without material modification.

10. If not accepted by the Commission in accordance with the provisions hereof, this Stipulation shall not prejudice the positions taken by any Party on these issues before the

Commission in this proceeding and shall not be admissible evidence therein or in any other proceeding before the Commission.

11. The parties waive any rights to an Examiner's Report and waive the ex parte rules in order that the Staff can provide their views on this proceeding to the Commission.

Dated: 6/23/03

CENTRAL MAINE POWER COMPANY
MAINE NATURAL GAS, L.L.C.
MAINECOM SERVICES
MAINE ELECTRIC POWER COMPANY, INC.
NORVARCO
CHESTER SVC PARTNERSHIP

By: [signature]

Dated: ______________

THE PUBLIC ADVOCATE

By: ______________________________

Dated: ______________

INDUSTRIAL ENERGY CONSUMER GROUP

By: ______________________________

Commission in this proceeding and shall not be admissible evidence therein or in any other proceeding before the Commission.

11. The parties waive any rights to an Examiner's Report and waive the ex parte rules in order that the Staff can provide their views on this proceeding to the Commission.

Dated: ______________

CENTRAL MAINE POWER COMPANY
MAINE NATURAL GAS, L.L.C.
MAINECOM SERVICES
MAINE ELECTRIC POWER COMPANY, INC.
NORVARCO
CHESTER SVC PARTNERSHIP

By: ____________________________

Dated: 6/23/03

THE PUBLIC ADVOCATE

By: [signature]

Dated: ______________

INDUSTRIAL ENERGY CONSUMER GROUP

By: ____________________________

Commission in this proceeding and shall not be admissible evidence therein or in any other proceeding before the Commission.

11. The parties waive any rights to an Examiner's Report and waive the ex parte rules in order that the Staff can provide their views on this proceeding to the Commission.

Dated: ______________

CENTRAL MAINE POWER COMPANY
MAINE NATURAL GAS, L.L.C.
MAINECOM SERVICES
MAINE ELECTRIC POWER COMPANY, INC.
NORVARCO
CHESTER SVC PARTNERSHIP

By: ______________________________

Dated: ______________

THE PUBLIC ADVOCATE

By: ______________________________

Dated: June 24, 2003

INDUSTRIAL ENERGY CONSUMER GROUP

By: Linda Lockhart

DRAFT

FORM OF SERVICE AGREEMENT BETWEEN SHARED SERVICES CORPORATION AND ENERGY EAST SYSTEM CLIENT COMPANY

SERVICE AGREEMENT

This Service Agreement is made and entered into this _____ day of __________, by and between ________________ ("Client Company") and Shared Services Corporation ("Service Company").

WITNESSETH

WHEREAS, the Securities and Exchange Commission ("SEC") has approved and authorized as meeting the requirements of Section 13(b) of the Public Utility Holding Company Act of 1935 ("Act") the organization and conduct of the business of Service Company, in accordance herewith, as a wholly-owned subsidiary service company of Energy East Corporation ("Energy East"); and

WHEREAS, Client Company is a subsidiary of Energy East and an associate of Service Company; and

WHEREAS, Service Company and Client Company have entered into this Service Agreement whereby Service Company agrees to provide and Client Company agrees to accept and pay for various services as provided herein at cost, with cost determined in accordance with applicable rules and regulations under the Act, which require Service Company to fairly and equitably allocate costs among all associate companies to which it renders services (collectively, the "Client Companies"), including Client Company.

NOW THEREFORE, in consideration of the premises and the mutual agreements herein contained, the parties to this Service Agreement covenant and agree as follows:

ARTICLE I - SERVICES

Section 1.1 Service Company shall furnish to Client Company, as requested by Client Company, upon the terms and conditions hereinafter set forth, such of the services described in Appendix A hereto, at such times, for such periods and in such manner as Client Company may from time to time request and that Service Company concludes it is able to perform. Service Company shall also provide Client Company with such special services, so long as such special services do not materially add to those services described in Appendix A hereto, as may be requested by Client Company and that Service Company concludes it is able to perform. In supplying such services, Service Company may arrange, where it deems appropriate, for the services of such experts, consultants, advisers, and other persons with necessary qualifications as are required for or pertinent to the provision of such services.

Section 1.2 Client Company shall take from Service Company such of the services described in Appendix A, and such additional general or special services, as limited by subsection 1.1 hereof, as are requested from time to time by Client Company and that Service Company concludes it is able to perform.

Section 1.3 The cost of the services described herein or contemplated to be performed hereunder shall be directly assigned, distributed or allocated by activity, project, program, work order or other appropriate basis. Client Company shall have the right from time to time to amend or alter any activity, project, program or work order provided that (i) any such amendment or alteration that results in a material change in the scope of the services to be performed or equipment to be provided is agreed to by Service Company, (ii) the cost for the services covered by the activity, project, program or work order shall include any expense incurred by Service Company as a direct result of such amendment or alteration of the activity, project, program or work order, and (iii) no amendment or alteration of an activity, project, program or work order shall release Client Company from liability for all costs already incurred by or contracted for by Service Company pursuant to the activity, project, program or work order, regardless of whether the services associated with such costs have been completed.

Section 1.4 Service Company shall use its best efforts to maintain a staff trained and experienced in the services described in Appendix A.

ARTICLE II – COMPENSATION

Section 2.1 As compensation for the services to be rendered hereunder, Client Company shall pay to Service Company all costs that reasonably can be identified and related to particular services performed by Service Company for or on its behalf. The methods for assigning or allocating Service Company costs to Client Company, as well as to other associate companies, are set forth in Appendix A.

Section 2.2 It is the intent of this Service Agreement that charges for services shall be distributed among Client Companies, to the extent possible, based upon direct assignment. The amounts remaining after direct assignment shall be allocated among the Client Companies using the methods identified in Appendix A. The method of assignment or allocation of cost shall be subject to review by the Service Company annually, or more frequently if appropriate. Such method of assignment or allocation of costs may be modified or changed by the Service Company without the necessity of an amendment to this Service Agreement; provided that, in each instance, all services rendered hereunder shall be at actual cost thereof, fairly and equitably assigned or allocated, all in accordance with the requirements of the Act and any orders promulgated thereunder. The Service Company shall review with the Client Company any proposed material change in the method of assignment or allocation of costs hereunder and the parties must agree to any such changes before they are implemented. In addition, no such agreed upon material change shall be made unless and until the Service Company shall have first given written notice to the SEC not less than 60 days prior to the proposed effective date thereof.

Section 2.3 Service Company shall render a monthly report to Client Company that shall reflect the information necessary to identify the costs charged for that month. Client Company shall remit to Service Company all charges billed to it within 30 days of receipt of the monthly report.

Section 2.4 It is the intent of this Service Agreement that the payment for services rendered by Service Company to Client Company under this Service Agreement shall cover all the costs of its doing business including, but not limited to, salaries and wages, office supplies and expenses, outside services employed, property insurance, injuries and damages, employee pensions and benefits, miscellaneous general expenses, rents, maintenance of structures and equipment, depreciation and amortization, and compensation for use of capital as permitted by Rule 91 of the SEC's regulations under the Act.

Section 2.5 Service Company and Client Company agree that the amount of compensation to be paid by Client Company hereunder is subject to the review and determination of the regulatory commission of the appropriate jurisdiction.

ARTICLE III- TERM

This Service Agreement shall become effective as of the date first written above, subject only to the receipt of any required regulatory approvals from any State regulatory commission with jurisdiction over Client Company and the SEC, and shall continue in force until terminated by Service Company or Client Company, upon not less than 90 days prior written notice to the other party. This Service Agreement shall also be subject to termination or modification at any time, without notice, if and to the extent performance under this Service Agreement may conflict with the Act or with any rule, regulation or order of the SEC or any State regulatory commission with jurisdiction over Client Company adopted before or after the date of this Service Agreement.

ARTICLE IV - MISCELLANEOUS

Section 4.1 All accounts and records of Service Company shall be kept in accordance with the General Rules and Regulations promulgated by the SEC pursuant to the Act, in particular, the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies in effect from and after the date hereof.

Section 4.2 New direct or indirect subsidiaries of Energy East, which may come into existence after the effective date of this Service Agreement, may become additional client companies of Service Company and subject to a service agreement with Service Company. The parties hereto shall make such changes in the scope and character of the services to be rendered and the method of assigning, distributing or allocating costs of such services as specified in Appendix A, subject to the requirements of Section 2.2, as may become necessary to achieve a fair and equitable assignment, distribution, or allocation of Service Company costs among all associate companies including the new subsidiaries.

Section 4.3 Service Company shall permit Client Company access to its accounts and records including the basis and computation of allocations.

IN WITNESS WHEREOF, the parties hereto have caused this Service Agreement to be executed as of the date and year first above written.

SHARED SERVICES CORPORATION

BY: ____________________

Name:

Title:

CLIENT COMPANY

BY:____________________

Name:

Title:

The undersigned requests all services described in Appendix A and listed in the Work Request Summary from Shared Services Corporation. Services will begin ____________________________.

CLIENT COMPANY

BY:____________________

Name:

Title:

Appendix A

Description of Services to be Provided by Shared Services Corporation (Service Company) and Determination of Charges for Such Services to the Client Companies

This document sets forth the methodologies used to accumulate the costs of services performed by Shared Services Corporation ("Shared Services") and to assign or allocate such costs to subsidiaries within Energy East ("Client Entities").

Description of Services

A description of each of the services performed by Shared Services, which may be modified from time to time, is presented below.

1. Accounting Services at the Utility Subsidiary level. These activities include the maintenance of books and records, Utility Subsidiary annual capital and operating budget preparation (on a per company basis) analysis and interpretation of the companies' operating results, preparation of financial reports required for regulatory filings, preparation of financial reports to support corporate financial consolidation, fixed asset accounting and supervision of compliance with applicable laws and regulations.

2. Treasury services include the coordination of activities relating to cash management, bank reconciliation and administering insurance programs, and tax services for the coordination of income, property and revenue tax compliance and tax accounting at the Utility Subsidiary level.

3. Accounts Payable Services including the accurate and timely payment of invoices and employee expense reports, allocation of expenses to the proper general ledger accounts, production of annual reports to the IRS, maintenance of vendor information and source documents, processing checks and wire transfers, and performing bank reconciliations.

4. Human Resources services for administering system-wide employee policies at the Utility Subsidiary level. Shared services responsibilities would include the supervision of compliance with legal requirements in the areas of employment, compensation, benefits and employee health, welfare, and safety and contract negotiation and relations management with labor unions; and employee performance management program. Shared Services may also maintain the employee master files relating to each employee as well as manage recruiting, training, and promotions.

5. Payroll Services including the supervision and coordination of the calculations, records and control requirements necessary to generate payment of employee salaries and wages and to maintain relevant employee information.

6. *Records Retention Services such as coordinating and maintaining a program for* ensuring safe on- and off-site records retention in accordance with applicable regulations.

7. Regulatory management services including coordination of the Utility Subsidiaries' rates and regulatory economics departments including rate-related compliance matters.

8. Legal services would include legal support for all of the Utility Subsidiaries, including managing litigation, contract review and negotiations and participating in state and federal regulatory proceedings.

9. Transmission and supply services include activities related to the coordination and direction of electric and/or gas transmission, storage, and supply functions for the Utility Subsidiaries in compliance with the system-wide policies provided by EEMC.

10. Information Technology Services will include centralized information technology services for the Utility Subsidiaries such as Data Center Operations, IS Networking and Telecommunications systems operations and maintenance, software applications development and maintenance, technology development, end user support, and printing and mailing of utility customer bills.

11. Supply Chain Services will include centralized purchasing services such as procurement of materials and supplies, fleet services, contract administration and materials management for the Utility Subsidiaries.

12. Customer Service includes call center operations including responding to client entities' customer calls, customer billing, accounts receivable, credit and *collections services, customer satisfaction monitoring and management of low-*income programs.

13. Engineering Services will supply centralized customary engineering services for Energy East system companies including design engineering, general engineering, construction engineering and GIS technology development, meter services and testing and operations.

14. **[check if 14 is supposed to be blank, or have other to be determined].**

Shared Services' accounting, billing and cost allocation methods utilize the "Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies" utilizing, however, the chart of accounts specified in the FERC Uniform System of Accounts for Public Utilities and Licensees (18 C.F.R. Part 101).

Cost Assignment

Shared Services maintains an accounting system that enables costs to be identified by Work Request (W/R) number. These W/R numbers used in combination with Accounts, Resource Codes, Product/Service Codes and Client Entity numbers will indicate whether the cost is a direct charge or the result of an allocated charge. The primary inputs to the accounting system are time reports, accounts payable invoices and journal entries. Charges for labor are calculated using the employees' hourly rate. All Shared Services employees will maintain a record of their time. Employees will utilize separate work requests to record their activities, including the services provided directly to Client Entities. All employees will charge their time on a daily basis using designated increments. The time sheets will be reviewed and approved by employees' supervisors. The wages of those employees, such as administrative assistants and secretaries, who generally assist employees who provide services directly to system companies, will be allocated based on the allocation of the wages of the employees they assist. Time records will be maintained for three years. Indirect attributable costs are charged to the services performed in proportion to the directly assigned costs or other appropriate cost allocators.

Cost will be accumulated by work request number and assigned as follows:

1. Costs accumulated in a work request number for services specifically performed for a single Client Entity will be directly assigned or billed to that Client Entity.

2. Costs accumulated in a work request number for services specifically performed for two or more Client Entities will be distributed among those Client Entities using methods determined on a case-by-case basis consistent with the nature of the work performed and on one of the allocation methods described below.

3. Costs accumulated in a work request number for services of a general nature that are applicable to all Client Entities will be allocated among all Client Entities and billed to them using the global allocator factor.

Cost Allocation

Shared Services uses cost allocation methods designed to fully distribute costs. Shared Service's cost allocation methodology is comprised of the following three steps:

1. To "direct charge" all labor, materials and other expenses to Client Entities whenever feasible.

2. To allocate directly attributable costs to Client Entities based upon a measurable cost causing relationship, i.e., payroll department costs are allocated on the number of employees for each Client Entity.

3. To allocate indirectly attributable costs that are common to all Client Entities using the global allocator factor taking into consideration the relative size of each Client Entity with regards to gross revenues, gross payroll expense and plant.

Costs that can be directly attributed to direct charges are allocated in proportion to the direct charges or other appropriate cost allocations. For example, direct labor charged to prepare testimony for a specific utility subsidiary not only includes the direct payroll charge (the hourly rate times the hours reported) but also includes the cost of that individual's proportional payroll overhead cost, and such other overheads as common asset usage, occupancy charges and management overhead charges (commonly referred in aggregate as an Administrative and General Overhead).

General and administrative costs that are not associated with a specific, identifiable, causal relationship are pooled and allocated to all utility subsidiary companies.

Allocation Methods

Allocations related to Direct Labor Charges

The following allocations will be applied to the Direct Labor Charges:

Payroll Overhead Charge will be calculated to recover costs associated with labor, such as pension, benefits, lost time and payroll taxes. The payroll overhead costs will be charged to Client Entities based on direct labor charges. The rate is computed by dividing the annual payroll overhead expenses by the annual base labor dollars.

Other Allocations applied to Direct Labor Charges will consist of the following:

1. Common Asset Usage Overhead:

   The Common Asset Usage Overhead allocates the cost of furniture and desktop equipment (including PC's) used by Shared Services employees. The rate is calculated by dividing the economic carrying costs of the assets by the total actual labor dollars of employees using those assets. This overhead is directly applied to all Shared Services labor charged or allocated to Client Entities.

2. Occupancy Overhead:

The Occupancy Overhead allocates costs related to the workspace occupied by Shared Services employees. The rate is calculated by dividing the economic carrying costs for the buildings by the total actual labor dollars of employees working in those buildings. This overhead is directly applied to all Shared Services labor charged or allocated to Client Entities.

3. Management Overhead:

This overhead represents the management cost of a function within Shared Services. It is based on the ratio of Shared Services supervisory wages to all other wages. This fixed rate is applied to all direct labor charged to Client Entities.

An Alternative Allocation Applied to Direct Labor Charges or Other Direct Charges

An alternative allocation applied to direct labor charges or other direct charges is commonly referred to as an Administrative and General Support Adder. This overhead is a general overhead used in place of other specific administrative and general support overheads and is added to total costs of client services. The purpose is to recover indirect administrative and general expenses incurred and not otherwise charged directly to Clients Entities for certain activities. The adder also includes expenses associated with office facilities, including furniture and office equipment, used in performing these administrative functions.

Allocations related to Distributed Services

The following ratios will be used to allocate costs for services not directly assigned but pooled and allocated based on a causal measurement:

Number of Employees Ratio – Based on the number of employees benefiting from the performance of a service. This ratio will be determined annually based on actual count of applicable employees at the end of the previous calendar year and may be adjusted periodically due to a significant change.

Accounts Payable Ratio - Based on the number of invoices processed for each of the specific Client Entities. This ratio is determined annually based on the actual count of invoices at the end of the previous calendar year and may be adjusted periodically due to a significant change.

Number of Customers Ratio - Based on the number of customers at each utility subsidiary benefiting from the performance of a service. This ratio will be determined annually based on the average annual customer count and may be adjusted periodically due to a significant change.

Regulated Global - 8 Allocator Factor – This formula will be determined annually based on the regulated Utility Subsidiaries' average of gross plant (original plant in service), gross payroll charges (salaries and wages, including overtime, shift premium and lost time, but excluding pension, payroll taxes and other employee benefits) and gross revenues during the previous calendar year and may be adjusted for any known and reasonable quantifiable events or at such time as may be required due to significant changes. The eight applicable regulated Utility Subsidiaries include: New York State Electric & Gas Corporation (NYSEG), Rochester Gas & Electric Corporation (RG&E), Central Maine Power Company (CMP), Berkshire Gas Company (BGC), The Southern Connecticut Gas Company (SCG), Connecticut Natural Gas Corporation (CNG), Maine Natural Gas Corporation (MNG), and New Hampshire Gas Corporation (NHGC).

Regulated Global – 6 Allocator Factor – This formula is derived through utilization of the same data as the Regulated Global – 8 allocator factor above, but it is limited to data of the following six Utility Subsidiaries: NYSEG, CMP, SCG, CNG, RGE, and BGC.

Regulated Global – 5 Allocator Factor – This formula is derived through utilization of the same data as the Regulated Global – 8 allocator factor above, but it is limited to data of the following five Utility Subsidiaries: NYSEG, CMP, SCG, CNG, and RGE.

Regulated Global – 4 Allocator Factor – This formula is derived through utilization of the same data as the Regulated Global – 8 allocator factor above, but it is limited to data of the following four Utility Subsidiaries: NYSEG, CMP, SCG, and CNG.

Electric Transmission Allocator Factor – This formula is used to allocate costs for the coordination and direction of electric transmission issues for the benefit of regulated electric Utility Subsidiaries and departments. The formula is derived through utilization of the same data as the Regulated Global allocator factors noted above, but it is limited to data of the electric operating companies or departments, namely, NYSEG, RG&E, and CMP.

Commodity - Global Allocator Factor – This formula is used to allocate the cost of commodity planning, procurement, and sale when the service is applicable to or benefits all Client Entities, regardless of whether they are a gas, electric, or combined company. The formula is derived through utilization of the gas and/or electric supply costs of the Client Entities and reflects the proportion of such costs occurring between these entities.

Commodity - Regulated Gas Allocator Factor - This formula is used to allocate costs for gas commodity planning, procurement and sale for regulated gas Utility Subsidiaries. The formula is derived through utilization of the gas supply costs of the regulated gas Utility Subsidiaries and reflects the proportion of such costs occurring between these entities.

Procurement Total Spending –
Based on the dóllar amount of procurement spending within each Legal Entity at period end.

Number of Vehicles Managed Ratio -
A ratio, the numerator of which is the number of vehicles managed for a Client Company and the denominator of which is the number of vehicles managed for all Client Companies.

Fleet Administration –
Based on the number of vehicles as of December 31 of the preceding year.